Exhibit 99.12(c)(3)

Aberdeen Chile Fund, Inc.

NYSE MKT: CH   Cusip: 00301W105

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

DISTRIBUTION NOTICE

Aberdeen Chile Fund, Inc. (NYSE MKT:  CH) (the “Fund”), a closed-end equity fund, today announced that it paid on April 12, 2013, a quarterly distribution of $0.39 per share to all shareholders of record as of March 28, 2013.

Your Fund’s policy is to provide investors with a stable distribution rate.  Each quarterly distribution will be paid out of current income, supplemented by realized capital gains and, to the extent necessary, paid-in capital.

Under U.S. tax rules applicable to the Fund, the amount and character of distributable income for each fiscal year can be finally determined only as of the end of the Fund’s fiscal year. However, under Section 19 of the Investment Company Act of 1940, as amended (the “1940 Act”) and related Rules, the Fund may be required to indicate to shareholders the source of certain distributions to shareholders.

The following table sets forth the estimated amounts of the sources of the distribution for purposes of Section 19 of the 1940 Act and the Rules adopted thereunder. The table has been computed based on generally accepted accounting principles. The table includes estimated amounts and percentages for this distribution and for the cumulative distributions paid fiscal year to date (01/01/2013 – 03/31/2013), from the following sources: net investment income; net realized short-term capital gains; net realized long-term capital gains; and return of capital. The estimated composition of the distributions may vary from quarter to quarter because the estimated composition may be impacted by future income, expenses and realized gains and losses on securities.

	Estimated Amounts of Current Quarterly Distribution per share ($)	Estimated Amounts of Current Quarterly Distribution per share (%)	Estimated Amounts of Fiscal Year to Date Cumulative Distributions per share ($)**	Estimated Amounts of Fiscal Year to Date Cumulative Distributions per share (%) **
Net Investment Income	-	-	-	-
Net Realized Short-Term Capital Gains *	$0.0039	1%	$0.0039	1%
Net Realized Long-Term Capital Gains	$0.0780	20%	$0.0780	20%
Return of Capital	$0.3081	79%	$0.3081	79%
Total (per common share)	$0.3900	100%	$0.3900	100%

* includes currency gains

**Due to differences between tax reporting and generally accepted accounting principles, the amount of distributions of $0.208 cents declared in December 2012 and paid in January 2013 will be treated as a 2013 distribution for tax purposes and will therefore be included in the 2013 Form 1099-DIV.

The Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of the Fund’s current distributions or from the terms of the distribution policy (the “Distribution Policy”).

The amounts and sources of distributions reported in this notice are only estimates and are not being provided for tax reporting purposes. The final determination of the source of all distributions in 2013 will be made after year-end. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of the fiscal year and may be subject to change based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

The following table provides the Fund’s total return performance based on net asset value (NAV) over various time periods compared to the Fund’s annualized and cumulative distribution rates.

Average Annual Total Return on NAV for the 5 Year Period Ending 02/28/2013[1]	7.65%
Current Fiscal Period’s Annualized Distribution Rate on NAV[2]	N/A*
Fiscal Year to Date (01/01/2013 to 02/28/2013)
Cumulative Total Return on NAV[1]	6.11%
Cumulative Distribution Rate on NAV[2]	N/A*

1 All return data assumes reinvestment of all dividend and capital gain distributions reinvested at prices obtained under the Fund’s dividend reinvestment plan.

2 Based on the Fund’s NAV as of February 28, 2013.

*The Funds fiscal period is 01/01/2013 to 02/28/2013 and there were no distributions in this period.

While NAV performance may be indicative of the Fund’s investment performance, it does not measure the value of a shareholder’s investment in the Fund. The value of a shareholder’s investment in the Fund is determined by the Fund’s market price, which is based on the supply and demand for the Fund’s shares in the open market.

Pursuant to an exemptive order granted by the Securities and Exchange Commission on March 30, 2010, the Fund may distribute any long-term capital gains more frequently than the limits provided in Section 19(b) under the 1940 Act and Rule 19b-1 thereunder. Therefore, distributions paid by the Fund during the year may include net income, short-term capital gains, long-term capital gains and/or a return of capital. Net income dividends and short-term capital gain dividends, while generally taxable at ordinary income rates, may be eligible, to the extent of qualified dividend income earned by the Fund, to be taxed at a lower long-term capital gains rate. If the total distributions made in any calendar year exceed investment company taxable income and net capital gain, such excess distributed amount would be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

The payment of distributions in accordance with the Distribution Policy may result in a decrease in the Fund’s net assets. A decrease in the Fund’s net assets may cause an increase in the Fund’s annual operating expense ratio and a decrease in the Fund’s market price per share to the extent the market price correlates closely to the Fund’s net asset value per share.  The Distribution Policy may also negatively affect the Fund’s investment activities to the extent that the Fund is required to hold larger cash positions than it typically would hold or to the extent that the Fund must liquidate securities that it would not have sold or hold securities that it would liquidate, for the purpose of paying the distribution.  The Distribution Policy may, under certain circumstances, cause the amounts of taxable distributions to exceed the levels required to be distributed under the Internal Revenue Code (i.e., to the extent the Fund has capital losses in any taxable year, such losses may be carried forward to reduce the amount of capital gains required to be distributed in future years; if distributions in a year exceed the amount minimally required to be distributed under the tax rules, such excess will be taxable as ordinary income to the extent loss carryforwards reduce the required amount of capital gains distributions in that year).  The Fund’s Board of Directors has the right to amend, suspend or terminate the Distribution Policy at any time. The amendment, suspension or termination of the Distribution Policy may affect the Fund’s market price per share.  Investors should consult their tax advisor regarding federal, state and local tax considerations that may be applicable in their particular circumstances.

Circular 230 disclosure: To ensure compliance with requirements imposed by the U.S. Treasury, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective. Past performance does not guarantee future results.

Investors should consider a fund’s investment objectives, risks, charges and expenses carefully before investing. A copy of the prospectus for Aberdeen Chile Fund, Inc. that contains this and other information about the fund may be obtained by calling 866-839-5205. Please read the prospectus carefully before investing. Investing in funds involves risk, including possible loss of principal.